UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted on August 17, 2023
CIK No. 0001837254

Dear Eric Gripentrog:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted August 17, 2023

Prospectus Summary
Our Products, page 2

1. We note your response to comment 4 and reissue in part. Please revise to explain the significance of CBD and CBG to your products where first used.
2. We note your response to comment 5 and reissue in part. Please revise your disclosure to provide more detail regarding the stage of development of your products for the golf industry and golf professionals.
3. We note your response to comment 8 and reissue in part. We note you continue to state that your products and their components are safe and effective. For example only, we

note on page 1 you state "Kirkman is also dedicated to supplying pure and safe nutritional supplements in the marketplace," on page 3 you state that you "third-party test the raw materials for efficacy," and on page 35 you state "[y]our product formulations also include other ingredients to ensure appropriate and reasonable efficacy of the product." Please revise to remove such statements, as safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies.

Our Corporate History and Structure, page 4

4. We note your response to comment 10 and reissue in part. Please revise to disclose in which states you operate and sell your hemp products, and discuss how you ensure your marketing and sales efforts do not target those states where your hemp products may not be legally sold.

Risk Factors
We have a single customer that accounts for a substantial portion of our revenues..., page 17

5. We note your response to comment 16 and the newly added risk factor on page 17. Please further revise this disclosure to note whether the company has an agreement in place with iHerb, or whether iHerb makes periodic purchases through the company's website. If the latter, please discuss the uncertain nature of these purchases and the risks associated therewith.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration . . . ., page 21

6. We note your response to comment 17 and reissue. Please revise your disclosure to discuss the specific risks that apply to your hemp-based products and your nutraceutical products separately as opposed to your products generally. Please also revise to discuss the risks associated with FDA regulation of your hemp-based products being sold as a food, cosmetic, or dietary supplement under the Federal Food, Drug and Cosmetic Act.

Use of Proceeds, page 31

7. We note your response to comment 18 and reissue in part. Please revise to disclose the due date of the payment to be made to Kirkman.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

8. We note your cash flow discussion indicates cash *used in* investing activities of $76,480, however, your statement of cash flows indicates cash *provided by* investing activities of $76,480. Please revise your disclosure to address this discrepancy and the purchases of property and equipment line item on the statement of cash flows.

Business
Recent New Products, page 42

9. We note your response to comment 21 and reissue in part. Please revise to disclose the purposes for which you market the Trailer Park Boys hemp-derived gummies.

Industry, page 42

10. We note your response to comment 22 and reissue in part. Please revise to discuss the data and sources relied on for your statements on pages 43 and 44 that CBD has "healing properties" and has "therapeutic benefits." Disclose whether the FDA has approved CBD for any indications and disclose those indications.

Competitive Strengths, page 44

11. We note your response to comment 23 and reissue. We note some of the text in your graphics on page 44 continues to be illegible. Please revise to enlarge or otherwise alter the graphics so all text is legible.

12. We note your response to comment 24 and reissue in part, as noted below:
    - We note your revised disclosure on page 42 stating the license agreement with the Trailer Park Boys expires December 31, 2023, conflicts with the license agreement included as Exhibit 10.1 which states that the license agreement expired on June 30, 2023. Please reconcile.
    - We note Exhibit 10.1 states the license agreement covers "smokeable hemp products," but does not appear to cover your Trailer Park Boys hemp-derived gummies. Please reconcile or advise.
    - Disclose the aggregate payments made to date pursuant to the license agreement.
    - Disclose the termination provisions.
    - Revise to clarify that the $8 million figure is a sales target in each place it is disclosed. Please also clarify the uncertain nature of targets and that such sales figure is not assured and may not be achieved.

Regulation
Laws and Regulations Relating to Our Products, page 50

13. We note your response to comment 29 and reissue. Please revise your disclosure to provide more detail regarding the state regulations applicable to your business by discussing the state hemp and marijuana regulatory regimes in each state you sell your products.

Description of Securities, page 64

14. We note your disclosure on page 64 that "[y]our authorized capital stock currently consists of 200,000,000 shares of common stock" appears to conflict with your disclosure on page F-10 that the company's authorized share capital is 100,000,000 common shares. Please revise or otherwise advise.

Combined Statement of Operations, page F-4

15. The cost of goods sold line item is $2,249,115 which does not agree to the amount in the Summary of Financial Information on page 8 and MD&A on page 37 of $4,249,115. Please revise or advise. Based on this inconsistency as well as the additional disclosures that we are requesting to be made to the financial statements below, please tell us your consideration of whether the financial statements need to be labeled as restated. Refer to the definition of an error in previously issued financial statements in ASC 250-10-20.

Note 1 - Corporate Information and Continuance of Operations, page F-7

16. We have considered your response to prior comment 32. Please tell us why you identify these financial statements as being those of HT Naturals Inc. rather than Functional Brands Inc., given the combination completed on May 19, 2023 as stated in the prospectus summary on page 1. We also note this occurred prior to the issuance of these financial statements on May 30, 2023.

17. Please add disclosures required by ASC 250-10-50-6 for the change in reporting entity, along with disclosures under ASC 850-10-50 regarding related parties. Explain the relationships of the related parties and HT Naturals Inc. with the registrant, Functional Brands, Inc.

Basis of Presentation, page F-8

18. Please remove all disclosure after the first sentence as these are audited financial statements.

Note 2 - Summary of Significant Accounting Policies, page F-8

19. Please add your accounting policies for capitalization and depreciation of your property and equipment as required by ASC 235-10-50, paragraphs -3 and -4. Add another footnote or heading to provide the disclosures for your property and equipment as required by ASC 360-10-50-1.

20. Please add your accounting policy for leases here or in a separate footnote, along with the disclosures required by ASC 842-20-50 for your leased property.

21. Please disclose in summary form the pertinent rights and privileges of your notes payable outstanding under ASC 505-10-50-3. As part of your response, please explain why you classify the changes in your notes payable as a source or use of cash provided or used in

operations in your statements of cash flow. Refer to ASC 230-10-5-14 and 230-10-45-16. Disclose this obligation in your discussion of liquidity and capital resources and confirm whether the notes payable obligation is included in the $3,600,000 you disclose on page 39.

22. Please add disclosure to explain the facts and circumstances regarding the gain on loan forgiveness in your combined statements of operations on page F-4.

<u>Revenue recognition, page F-8</u>

23. Please expand this policy to address the disclosures required by Section ASC 606-10-50 regarding your performance obligations, allocations of transaction prices, assessments of collectibility, significant judgments made in applying this standard, and the timing of satisfaction of performance obligations.

<u>Basis of Consolidation, page F-9</u>

24. You state that your combined financial statements include net income and other comprehensive income of subsidiaries from the day on which control was obtained to the day on which control was lost. Please tell us the nature of the common control relationships that exist among the combined entities and whether this was considered a change in reporting entity under 250-10-45-21. Please tell us how you evaluated the Kirkman asset purchase agreement and whether you determined this was a business acquisition as defined under ASC 805-10-55-3A through 805-10-55-5. As part of your response, identify the assets acquired and their related fair values, the liabilities assumed if any, and the amount of goodwill involved, if any.

<u>Going Concern, page F-9</u>

25. Please add disclosures required by ASC 205-40-50-13 to address the substantial doubt about your ability to continue as a going concern as disclosed in the audit opinion. In particular, address the default under the Kirkman agreement and why you believe new financing is probable given that substantial doubt, as defined under ASC 205-40-20, exists.

<u>HTO Nevada Inc. dba Kirkman, page F-9</u>

26. Our understanding is your financial statements include HT Naturals Inc. and HTO Nevada Inc. that are presented on a combined basis under ASC 805-50-30-5. Please explain why you state they are presented on a pro forma basis, which must comply with Article 11 of Regulation S-X, or remove the reference to such pro forma basis.

27. You state here that, as of May 30, 2023 (the date your financial statements are issued), HTO Nevada Inc. continues to be owned by HTO Holdings Inc. On page 4, you state that HTO Nevada Inc. was acquired by Functional Brands Inc. on May 19, 2023. Please revise or advise.

28. Prior to May 19, 2023, HTO Nevada Inc. was owned by HTO Holdings Inc. as stated on page 4. Please provide disclosures under the guidance of Staff Accounting Bulletin Topic 1.B regarding allocation of expenses and related disclosures in financial statements of subsidiaries, divisions, or lessor components of another entity.

29. On page 4 and throughout the draft registration statement you disclose a license agreement between Hemptown Organics Corp., its subsidiary HT Naturals Inc., and the Trailer Park Boys. Please tell us how the assets acquired, liabilities assumed and shares issued based on this agreement are reflected in the financial statements of HT Naturals Inc.

30. To the extent you continue to own any intangible assets, including goodwill, acquired in the above referenced agreements or otherwise, provide the disclosures required by ASC 350-20-50 and 350-30-50, even if they have been fully impaired. Disclose your accounting policy for recognition and measurement of impairment losses as part of your significant accounting policies in footnote 2.

31. On page 4 and elsewhere in this draft, you disclose an asset purchase agreement with Kirkman Group Inc. under which the remaining consideration due to Kirkland is currently in default. Please tell us how this transaction is reflected in these financial statements. Disclose the terms and other details of the amounts due under this agreements in your footnotes as well as in MD&A.

Note 7 - Related Party Transactions & Balances, page F-10

32. Please identify the related parties that HT Naturals received support from and the related parties that Kirkman paid expenses on behalf of. Expand your disclosures to explain the relevant terms, conditions and commitments of the "due from related party" asset, and why the changes in this line item are classified as part of your cash flow from or used in operations. Also include the related party amounts and explanations for the prior period.

Note 8 - Share Capital
b) Issued share capital, page F-11

33. You state you have 40,000,000 shares outstanding on December 31, 2021, but your statements of equity and cash flows shows shares were issued for cash in each fiscal year presented. Please reconcile the disclosures in these two financial statements with this footnote disclosure for us. Tell us if these shares were issued to related parties or third parties. Please revise the footnote and statements to include all the disclosures required by ASC Section 505-10-50 regarding changes in the number of shares issued and outstanding and the rights and privileges of your share capital.

34. Please clarify whether the license agreement with Hemptown Organics Corp. has no expiry date (page 34) or has a 4-year life as you state here. Make conforming changes throughout your filing as needed. Please add disclosure to address the rights you presently have under the license and what additional rights you will receive under the license when your stock is listed, as disclosed on page 46.

c) Regulation Crowdfunding, page F-12

35. Please tell us why the crowdfunding proceeds are not reflected in your financial statements and the conditions necessary to issue the shares under the offering.

Note 11 - Subsequent Events, page F-12

36. Please disclose the details of the acquisition of HTO Nevada Inc. from HTO Holdings Inc. on May 19, 2023 as a subsequent event prior to the May 30, 2023 issuance date of your financial statements. Include any necessary changes made in the number of your authorized shares to accomplish this. Refer to ASC 855-10-20 and 855-10-55-2.

Note 9 - Revenue, page F-12

37. Please add disclosures under the table to clarify whether this footnote shows revenue by product type (i.e. nutraceutical products and hemp derived products). You have disclosed that HTO Nevada is doing business as Kirkman, and that HTO Nevada is combined with HT Naturals Inc. which is the entity presented. Please confirm if there is intercompany revenue to be eliminated in consolidation.

38. Please disclose the amount of revenue to your single substantial customer as identified on page 9. Refer to ASC 280-10-50-42.

Exhibits

39. Please revise to attach your license agreement with Hemptown Organics Corp. referred to on page 46 as an exhibit or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

40. We note your response to comment 35 and reissue. Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. For example, we note exhibits 10.11 and 10.12.

You may contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky